Exhibit 99.3


                     FREDERICK BREWING CO. EXPANDS BREWERY,
                          DISTRIBUTION AND PRODUCT LINE


For Immediate Release

September 22, 1997

Frederick, Maryland - Frederick Brewing Co. (Nasdaq Small Cap: BLUE), brewers of the "Blue Ridge" and "Hempen" families of craft beers, announced today that the company received the last of eight new 200-barrel fermenters purchased to expand brewery capacity. This addition expands production capacity at its new brewery to approximately 80,000 barrels per year, which represents an 80 percent increase.

The decision to add capacity was driven primarily by the company's ongoing expansion of marketing territory and continuing sales growth of its "Hempen Ale," North America's first beer brewed with hemp seeds. After doubling during the quarter ending June 30, 1997, Frederick's revenues for July and August were more than 2 1/2 times greater than last year ($871,000 in 1997 vs. $258,000 in 1996). Bucking flat or declining sales trends reported by other craft brewers, company president Marjorie McGinnis stated: "Our shipments to markets open for at least one year were up 39 percent this July and August over last year (2100 barrels in 1997 vs. 1500 barrels in 1996) and the Blue Ridge brands alone were up double digits. We have recently hired two new sales representatives to cover the southern New England states and Georgia, bringing the total number of representatives to eleven. Past performance indicates that sales in these territories should increase significantly.

Since July 30, 1997, the company has established distribution in 26 new markets, including nine additional states. According to McGinnis, "Frederick's near-term strategy is to distribute Hempen products nationwide, while building Blue Ridge into a leading brand in our eastern region. With these new fermenters, we will be able to pursue our goals without concern for outgrowing our capacity for some time." Hempen Ale is now sold in all or parts of 21 states, and Blue Ridge brands are available in seventeen.

The new fermentation tanks will also be used to brew Frederick's newest beer, "Hempen Gold," a cream ale brewed with hemp seeds. McGinnis stated: "Hempen Gold is a lighter, less hoppy beer, which allows more of the hemp flavor to come through. It will appeal to those drinkers who prefer a less aggressive flavor profile. It should be a great complement to Hempen Ale." Hempen Gold will be released to wholesale distributors starting September 22, 1997.

A $2.0 million private placement of convertible preferred stock issued to accredited domestic investors financed these recent expansions. The company has filed a registration statement to permit the public sale of approximately 1.3 million shares of common stock underlying the preferred stock. After fees and expenses, the offering netted Frederick Brewing approximately $1.7 million. As a condition of the offering, the company extended its agreement with the investor relations firm Corporate Relations Group, Inc. and affiliated companies, and prepaid $305,000 for these additional investor relations services.

According to Frederick Brewing CEO Kevin Brannon, of the remaining $1.4 million, approximately $550,000 will be spent on the capacity expansion and other capital improvements. Pursuant to a prior agreement, $180,000 was paid to redeem convertible preferred stock issued to the general contractor for the building of the brewery. The remaining proceeds will be used for working capital. The investor relations expense will result in a one-time $305,000 charge in the third quarter, which will have a substantial impact on the company's financial results, and the company will continue to show substantial losses. Brannon noted: "If revenues continue to grow as they have, and our production efficiency continues to improve as projected, we should reverse these operating losses in the fourth quarter of 1997."

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While the company does not expect to utilize all of the new brewing capacity immediately, completing the entire project at once reduced the overall cost of equipment and the disruption caused by expansion. In addition, he said, "We were running close enough to capacity that we were unwilling to market our brewery to contract brewers for fear of being unable to meet demand during our peak winter holiday season. We now have the capacity to meet our current and anticipated demand over the next several months, in addition to brewing other brands." Brannon indicated that Frederick expected to begin brewing a brand owned by a Pennsylvania company during the fourth quarter and is negotiating with other potential contract brewers.

For more information, contact Ron Jones with Corporation Relations Group, Inc. at 800-444-4980 or Kevin Brannon/Marjorie McGinnis with Frederick Brewing Co. at 301-694-7899.

Except for historical information, this press may contain forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, competition and other risks detailed in the company's SEC filings. Actual results may differ materially from such information set forth herein.